UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 22, 2023

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of
Form 20‑F or Form 40-F.

Form 20-F  x                       Form 40-F  o

This Form 6-K consists of the news release which appear immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

22 March 2023
News Release
Ad hoc announcement pursuant to Article 53 of the SIX Exchange Regulation Listing Rules Announcement of tender offer of certain UBS Group AG senior unsecured bail-in notes

Zurich, 22 March 2023 – UBS Group AG (the “Issuer”) invites the holders of the EUR 1.5bn 4.625% fixed rate notes due March 2028 with ISIN CH1255915006 and the EUR 1.25bn 4.750% fixed rate notes due March 2032 with ISIN CH1255915014 (together the “Notes”), both of which were issued on 17 March 2023 (the “Issue Date”), to tender their Notes for cash (the “Offers").

Whilst UBS has been in compliance with all of its obligations relating to the Notes since the Issue Date, the Issuer is offering to purchase the Notes at their respective re-offer price in light of the exceptional corporate actions announced on 19 March 2023, shortly after the issue date. The Issuer has decided to launch this exercise as a result of a prudent assessment of these recent developments and the Issuer's long-term commitment to its credit investors.

The price payable by the Issuer in respect of the Notes of each tranche accepted for purchase (the “Purchase Price”) will be (i) in the case of the Notes due March 2028, 99.932 per cent. of the principal amount of the relevant Note accepted for purchase, and (ii) in the case of the Notes due March 2032, 99.518 per cent. of the principal amount of the relevant Note accepted for purchase.

The Offers commence on 22 March 2023 with the Early Expiration Deadline on 28 March 2023, and the Final Expiration Deadline on 4 April 2023 (together, the “Expiration Deadlines”), unless extended, withdrawn or terminated at the sole discretion of the Issuer.

Please refer to the Official Notice published to SIX Swiss Exchange for more information. The Official Notices are accessible here: https://www.six-group.com/en/products-services/the-swiss-stock-exchange/market-data/news-tools/official-notices.html#/.

UBS Group AG

Investor Relations:

Switzerland: Media Relations:	+41-44-234 41 00
Switzerland:	+41-44-234 85 00
UK:	+44-207-567 47 14
Americas:	+1-212-882 58 58
APAC:	+852-297-1 82 00

UBS Group AG, News Release, 22 March 2023                                                                                                                                             Page 1

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

www.ubs.com/media

Disclaimer

This document and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. UBS undertakes no obligation to update the information contained herein.

This document contains statements that constitute “forward-looking statements.” While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially. For a discussion of the risks and uncertainties that may affect UBS’s future results please refer to the “Risk Factors” and other sections of UBS’s most recent Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K. UBS’s Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K are also available at the SEC’s website: www.sec.gov.

UBS Group AG, News Release, 22 March 2023                                                                                                                                             Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Kelsang Tsün______________

Name:  Kelsang Tsün

Title:    Managing Director

By: _/s/ Ella Campi_______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ Kelsang Tsün______________

Name:  Kelsang Tsün

Title:    Managing Director

By: _/s/ Ella Campi_______________

Name:  Ella Campi

Title:    Executive Director

Date:  March 22, 2023